Mail Stop 3561

October 16, 2007

Mr. William McGinnis
Chief Executive Officer and Director
National Technical Systems, Inc.
24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302

> **Re: National Technical Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended January 31, 2007**
>   **Filed April 30, 2007**
>   **Form 10-QSB for Fiscal Quarter Ended April 30, 2007**
>   **Filed June 13, 2007**
>   **File No. 0-16438**

Dear Mr. McGinnis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies